Exhibit 21.1

SUBSIDIARIES OF RAYONIER INC.
As of December 31, 2023

Name of Subsidiary	State/Country of Incorporation/Organization
Matariki Forests	New Zealand
Matariki Forestry Group	New Zealand
Pope Resources, L.P.	Delaware
Rayonier Forest Resources, L.P.	Delaware
Rayonier, L.P.	Delaware
Rayonier Operating Company Holding LLC	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
Raydient LLC	Delaware
In accordance with Item 601(b)(21) of Regulation S–K, we have omitted some subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2023 under Rule 1–02(w) of Regulation S–X.